

August 27, 2010

Mr. Andrew Whipple, Chief Financial Officer
Zoltek Companies Inc.
3101 McKelvey Rd.
St. Louis, MO 63044

> **Re:** **Zoltek Companies Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **Form 10-Q for the Fiscal Quarters Ended December 31, 2009**
> **and March 31, 2010**
> **Filed February 8, 2010 and May 10, 2010**
> **File No. 0-20600**

Dear Mr. Whipple:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2009

Item 8. Financial Statements and Supplementary Data, page 29

Note 1. Summary of Significant Accounting Policies, page 37

– Revenue Recognition, page 37

1.	We note your disclosures on page 4 regarding price reductions passed along to customers and your disclosures at the bottom of page 37 regarding the concentration of sales with two customers. Please revise future filings to disclose any post shipment obligations on your sales contracts, including any price protection, right of return or other price incentives. Please also revise to disclose any warranties offered to customers and if material, include the disclosures required by paragraph 460-10-50-8 of the FASB Accounting Standards Codification. Provide us with a sample of your proposed disclosure.

– Concentration of Credit Risk, page 37

2.	Please revise your future filings to include disclosure in your footnotes to the financial statements of the outstanding accounts receivable at each year-end for the major customers identified, similar to your disclosure on page 5 of this filing. Refer to paragraphs 825-10-50-20 and 50-21 of the FASB Accounting Standards Codification.

Note 11. Business Segment and Geographic Information, page 49

3.	We note your disclosure here of revenues and long-lived assets by geographic area. As it relates to the "Europe" line item, please revise the disclosure in future filings to separately present any material revenues and/or long-lived assets attributed to an individual foreign country.

Form 10-Q as of June 30, 2010

Item 4. Controls and Procedures, page 28

4.	We note that the language appearing after the word "effective" in your conclusion on disclosure controls and procedures appears superfluous as the term disclosure controls and procedures is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) as well as in the paragraph preceding your conclusion here. Please revise future filings to remove the language that appears after your conclusion. Alternatively, if you elect to continue to include language after your conclusion, revise to ensure that it includes the entire two-part definition of disclosure controls and procedures.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Daniel Morris at (202) 551-3314 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief